UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated February 17, 2021, announcing preliminary financial results for the quarter ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: February 18, 2021	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q4 2020

SFL Corporation Ltd.

Preliminary Q4 2020 results and quarterly cash dividend of $0.15 per share

Hamilton, Bermuda, February 17, 2021. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2020.

Highlights
•68th consecutive quarterly dividend declared, $0.15 per share
•Operating revenue of approximately $115 million, and net loss of $165 million in the fourth quarter after a net negative impact of $187 million relating to a drilling rig
•Received charter hire1 of approximately $144 million in the quarter from the Company’s vessels and rigs, including $5.3 million of profit share
•Adjusted EBITDA2 of $96.1 million from consolidated subsidiaries, plus an additional $10.1 million adjusted EBITDA2 from wholly owned non-consolidated subsidiaries

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«With the anticipated Chapter 11 filing in Seadrill now in progress, we are pleased to see two of the rigs being continuously employed in the relatively strong harsh environment drilling market. The agreement in place with Seadrill will, subject to final court approval, ensure cash flow and uninterrupted operations for the oil majors who use these rigs.

SFL owns and manages a large and diversified fleet, of more than 80 vessels. Cash flow from these assets have remained strong with no material operational impacts following the pandemic outbreak. We see signs of a positive supply and demand balance in many maritime markets, and our strong investment capacity remains intact. Importantly, we are committed to expanding our investment focus to assets and markets with a lower carbon footprint, to position our portfolio for the future.»

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.15 per share. The dividend will be paid on or around March 30, to shareholders on record as of March 15, and the ex-dividend date on the New York Stock Exchange will be March 12, 2021.

Results for the Quarter ended December 31, 2020
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $114.9 million in the fourth quarter of 2020, compared to $115.8 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $28.3 million of charter hire not defined as operating revenues pursuant to US GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from rig owning subsidiaries classified as ‘investment in associates’ for accounting purposes.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

The Company recorded non-recurring and/or non-cash items in the quarter, including positive mark-to-market effects relating to hedging derivatives of $3.4 million, and a negative adjustment of $4.2 million related to equity and debt investments, a gain of $5.6 million from charter termination and sale of subsidiaries, and additional credit loss provisions of $2.8 million. The Company also recorded a gross impairment of $252.6 million on the drilling rig West Taurus in the fourth quarter, partly offset by a debt extinguishment amount of $66.1 million after associated debt was repurchased at a discount.

Reported net loss pursuant to U.S. GAAP for the quarter was $165.2 million, or $1.49 per share.

Business Update
As of December 31, 2020, the estimated fixed rate charter backlog3 from the Company’s fleet of 81 wholly or partly owned vessels was approximately $2.3 billion. In addition, SFL also has a fixed rate charter backlog from three offshore rigs, but in light of the ongoing Chapter 11 restructuring in Seadrill Limited (“Seadrill”), SFL have excluded these charters from the backlog figure. The Company also receives hire from vessels employed in the short term market and from profit share arrangements.

Some of the long term charters include purchase options exercisable prior to expiry of the contracted lease period, which if declared may reduce the estimated fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such purchase option by our customers will increase cash available to be deployed in new investments.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Liners
SFL has a liner fleet of 48 wholly or partly owned container vessels and two car carriers. The liner fleet generated approximately $81.9 million in gross charter hire in the fourth quarter, including $1.9 million of profit share from fuel savings. Of the total gross charter hire, more than 95% was derived from vessels on long term charters and the remaining was derived from vessels on short term charters.

According to industry sources, the liner market continued to see significant improvements during the fourth quarter. Liner operators experienced increased freight volumes amid increasing freight rates on many trade routes. With a limited supply of available vessels, short term charter rates continued to increase.
As of December 31, 2020, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $1.7 billion, with an average remaining charter term of approximately 4.3 years or 7.4 years if weighted by charter hire. The world’s two largest liner operators, Maersk and MSC, account for 85% of the total liner backlog.
During the fourth quarter, SFL divested a 50.1% stake in a subsidiary which leases out four 19,000 TEU container vessels to a leading container line. The purchaser was an entity affiliated with Hemen Holding Ltd., SFL’s largest shareholder, and the agreed purchase price was approximately $17.5 million. This transaction further strengthened the equity ratio of the Company while limiting the estimated net reduction in SFL’s distributable cash flow to approximately $0.7 million per quarter.

3 Fixed rate backlog as per December 31, 2020 includes fully owned vessels and 100% of four partially owned 19,000 TEU container vessels, which SFL also manages. The backlog excludes rigs, charterers’ extension options and purchase options (if applicable).

Tankers
SFL has nine crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $18.8 million in gross charter hire in the fourth quarter, including approximately $3.5 million in profit share.
According to industry sources, the crude oil tanker market softened further during the fourth quarter due to ongoing oil supply cuts, the unwinding of floating storage and lower global oil demand. The VLCCs chartered to Frontline Shipping Limited generated $7.1 million, including profit share of $3.5 million, in the fourth quarter. During 2020 the total profit share contribution from these VLCCs was $18.6 million. The net charter hire from the Company’s two Suezmaxes employed in the short term market was approximately $1.6 million in the fourth quarter.

In November, the Company redelivered the last VLCC to Hunter Group. The transaction increased SFL’s cash balance by $10.7 million after repayment of associated bank debt.

Dry Bulk
The Company owns 22 dry bulk carriers, 12 of which are employed on long term charters, and ten of which are trading in the short term market. SFL generated approximately $26.9 million in gross charter hire from the dry bulk fleet in the fourth quarter. Of this amount, approximately 70% was derived from vessels on long term charters.

According to industry sources, the dry bulk market experienced significant short term volatility during 2020, as the global covid-19 pandemic caused disruptions and operational challenges. During the fourth quarter, freight rates generally increased as demand for transportation increased along with port congestions absorbing vessel capacity.

During the quarter, the Company had ten dry bulk vessels ranging between 32,000 and 57,000 dwt, employed in the spot and short term market. These vessels generated approximately $6.4 million in net charter hire during the fourth quarter, compared to approximately $7.0 million in the previous quarter.

Offshore
SFL owns three drilling rigs which are chartered out to subsidiaries of Seadrill on bareboat terms. In the fourth quarter, the Company received charter hire of approximately $16.3 million on the rigs.
As previously announced, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas on February 10. SFL and certain of its subsidiaries have entered into agreements relating to the Company’s drilling rigs. The agreements will, subject to final court approval, allow for the uninterrupted performance of sub charters to oil majors. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub charterers of the rigs West Linus and West Hercules to pay a fixed level of operating and maintenance expenses. In exchange, SFL will receive approximately 75% of the lease hire under the existing charter agreements for West Linus and West Hercules for the same period. The agreed amounts are sufficient to cover SFL’s debt service relating to these rigs.

With regards to the West Taurus, the lease is expected to be rejected and the rig redelivered to SFL. This rig is debt free and has been held in layup by Seadrill for more than five years. SFL is currently evaluating strategic alternatives for this rig, including potential recycling at an EU approved recycling facility.

The harsh environment jack-up rig West Linus is sub-chartered to an oil major until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive sub charters to an oil major in the North Sea.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 proceedings, SFL continues to have constructive dialogue with Seadrill and the relevant financing banks to find a long-term solution for the West Linus and West Hercules.

Financing and Capital Expenditure
As of December 31, 2020, SFL had approximately $215 million of cash and cash equivalents, and the Company had marketable securities of approximately $29 million, based on market prices at the end of the quarter.

In the fourth quarter, SFL repurchased the secured bank loan facility for the idle rig West Taurus at a discount and the rig is now debt free. For the rig West Linus, SFL has agreed to provide a corporate guarantee for the bank loan, in exchange for significantly more flexible financing terms. The terms of the secured bank loan relating to the rig West Hercules remain unchanged.

Since Q3, SFL has issued approximately 7.2 million new shares under its dividend reinvestment plan and at the market programs, for net proceeds of approximately $48 million. The intended use of proceeds is for new accretive investments and further strengthening of the balance sheet. The Company does not have any immediate plans to issue further shares.

Strategy and Outlook
SFL remains committed to maintaining a conservative business strategy of owning assets employed on long term contracts to reputable operators. The Company’s diversified charter portfolio with approximately seven years weighted average charter term provides the Company with a significant visibility into future cash flow with several of its charter contracts structured to provide further upside to improving market conditions.
The uncertainty relating to Seadrill and its expected restructuring caused the Company to be more careful with new investments for a period in 2020. SFL is now better positioned to evaluate new investment opportunities, including technologies and assets with a positive impact on the environment. SFL will also continue to divest of older, less efficient vessels, to enhance its fleet composition and reduce SFL’s carbon footprint in line with the UN sustainable development goals.

With a unique access to deal flow, and a proven ability to source and expand its portfolio, SFL is focused on building its presence in markets with significant growth opportunities and potential for asset value appreciation, at a time with positive supply/demand outlook in many maritime markets.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.
Additionally, another 28 container vessels and three VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.
Under U.S. GAAP, subsidiaries owning the drilling rigs West Hercules, West Taurus and West Linus have previously been accounted for as ‘investment in associates’ applying the equity method. These equity accounted subsidiaries are wholly owned by SFL, but as a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries were not included in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries was recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has towards assets held in such subsidiaries is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’, the reason being that most part of the investment initially undertaken in these subsidiaries was funded by form of intercompany loans provided by the parent company.

During the fourth quarter, the subsidiaries owning the rigs West Taurus and West Linus were reassessed and fully consolidated after the occurrence of certain events. From the time of consolidation at the end of October 2020, all revenues earned and costs incurred was accounted for as operating items in the consolidated income statement of SFL, and the balance sheets were fully consolidated into the balance sheet of SFL. No charter hire was recorded on the rig West Taurus during the fourth quarter.

In the fourth quarter, SFL divested the majority of the shares in a subsidiary ultimately holding four 19,000 TEU container vessels. Consequently, these entities were deconsolidated with effect from the end of the fourth quarter, 2020.

ASU 2016-13 "Financial Instruments - Credit Losses" was effective from our fiscal year 2020. For assets classified as financial assets under US GAAP, including several of SFL’s leases, this ASU requires that a calculation of a credit loss provision based on historical experience, current conditions, and reasonable supportable forecasts is carried out each quarter and recorded on the balance sheet, with the corresponding change in the provision being recorded on the income statement. At the end of the fourth quarter, the Company and subsidiaries accounted for as associates, carried a total credit loss provision of $13.4 million.

Non-GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of its charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the restructuring of Seadrill Limited, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 17, 2021

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
FOURTH QUARTER 2020 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2020
except per share data)	2020	2020	(unaudited)
Charter revenues: operating lease	88,646	90,740	370,359
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	20,926	19,381	78,119
Profit share income	3,463	4,856	18,677
Income from profit split on fuel-cost savings	1,877	797	3,892
Total operating revenues	114,912	115,774	471,047
Gain/(loss) on sale of assets and termination of charters	—	—	2,250

Vessel operating expenses	(37,786)	(39,093)	(155,643)
Administrative expenses	(2,680)	(2,675)	(11,400)
Depreciation	(28,120)	(27,861)	(111,279)
Vessel impairment charge	(252,638)	—	(333,149)
Total operating expenses	(321,224)	(69,629)	(611,471)

Operating income/(loss)	(206,312)	46,145	(138,174)

Results in associates(2)	1,158	(3,118)	4,286
Interest income from associates(2)	1,329	3,532	11,925
Interest income, other	236	17	1,475
Interest expense	(31,706)	(28,044)	(126,402)
Amortization of deferred charges	(2,111)	(2,308)	(9,040)
Gain or (loss) on Investments in debt and equity securities	(1,587)	(2,630)	(22,453)
Income (expense) related to non-designated derivatives	1,592	325	(29,703)
Other financial items	72,176	2,037	83,661
Taxes	—	—	—
Net income/(loss)	(165,225)	15,956	(224,425)

Basic earnings/(loss) per share ($)	(1.49)	0.15	(2.04)

Weighted average number of shares(3)	111,202,221	109,106,159	108,971,605
Common shares outstanding(3)	116,044,222	109,141,030	116,044,222

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended December 31, 2020 was $18.2 million (three months ended September 30, 2020: $16.4 million; full year 2020: $60.6 million).
(2) Prior to the fourth quarter, three of our subsidiaries were accounted for as ‘Investment/deficit in associates’. During the quarter, two were consolidated after the occurrence of certain events. The contribution from the subsidiaries accounted for as ‘Investment/deficit in associates’ is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FOURTH QUARTER 2020 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2019
(in thousands of $)	2020	2020	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	215,445	205,814	199,521
Restricted cash	8,953	8,628	3,495
Investment in marketable securities	28,805	32,968	74,079
Amount due from related parties	7,718	15,728	22,399
Investment in sales-type, direct financing & leaseback assets, current portion	55,420	64,329	56,189
Other current assets	40,095	41,566	34,804

Long term
Vessels and equipment, net	1,240,698	1,250,769	1,404,705
Vessels and equipment under finance lease, net	697,380	707,384	714,476
Investment in sales-type, direct financing & leaseback assets, long term	622,123	869,418	938,198
Investment in associates(2)	27,297	36,777	42,161
Amount due from related parties - long term(2)	123,910	308,399	327,616
Other long term assets	25,367	35,057	67,727

Total assets	3,093,211	3,576,837	3,885,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	484,956	299,723	253,059
Amount due to related parties	2,724	896	3,980
Finance lease liability, current portion	48,887	72,140	68,874
Other current liabilities	39,964	33,895	39,923

Long term
Long term interest bearing debt, net of deferred charges	1,164,113	1,183,203	1,355,029
Finance lease liability, long term	524,200	984,719	1,037,553
Deficit in associates(2)	—	18,513	—
Other long term liabilities	32,716	56,148	20,583

Stockholders’ equity	795,651	927,600	1,106,369

Total liabilities and stockholders’ equity	3,093,211	3,576,837	3,885,370

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment in associates’
(2) One of our 100% owned subsidiaries was accounted for as ‘Investment in associates’ at quarter end as well as one entity where the Company holds a 49.9% interest. Our investments are a combination of equity classified as ‘Investment in associates’ and intercompany loans receivable included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FOURTH QUARTER 2020 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2020
	2020	2020	(unaudited)

OPERATING ACTIVITIES
Net income/(loss)	(165,225)	15,956	(224,425)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,904	31,843	126,960
Vessel impairment charge	252,638	—	333,149
Adjustment of derivatives to fair value recognised in net income	(3,394)	(2,038)	20,432
(Gain) or loss on Investments in debt and equity securities	1,587	2,630	22,453
Results in associates	(1,158)	3,118	(4,286)
Loss (gain) on sale of assets and termination of charters	(1,894)	—	(4,144)
Repayment of Investment in sales-type, direct financing & leaseback assets	18,208	16,357	60,590
Other, net	(64,981)	(361)	(69,554)
Change in operating assets and liabilities	14,388	4,471	15,300
Net cash provided by operating activities	82,073	71,976	276,475

INVESTING ACTIVITIES
Additions to Investment in sales-type, direct financing & leaseback assets	—	—	(65,030)
Purchase of vessels and capital improvements in progress	(5,769)	(8,969)	(55,016)
Proceeds from sale of vessels and termination of charters	58,410	117,929	210,920
Disposal of subsidiary, net of cash disposed of	14,676	—	14,676
Cash received from (paid to) associates(1)	18,686	(3,160)	31,467
Other assets / investments	16,316	34,478	39,322
Net cash provided by/ (used in) investing activities	102,319	140,278	176,339

FINANCING ACTIVITIES
Repayments of finance lease liability	(19,032)	(16,642)	(68,599)
Proceeds from long and short term debt	50,000	—	397,231
Repayment of long and short term debt	(232,257)	(116,426)	(624,588)
Resale (repurchase) of Company bonds	(1,775)	—	(66,570)
Expenses paid in connection with securing finance	(506)	(47)	(4,752)
Payments for early settlements of interest rate swaps, net	—	—	(4,539)
Principal settlements of cross currency swaps, net	—	—	(11,706)
Cash received from share issuance	46,358	2,468	61,485
Cash dividends paid	(17,224)	(27,283)	(109,394)
Net cash provided by/ (used in) financing activities	(174,436)	(157,930)	(431,432)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	9,956	54,324	21,382
Cash, cash equivalents and restricted cash at beginning of period	214,442	160,118	203,016
Cash, cash equivalents and restricted cash at end of period	224,398	214,442	224,398

(1) Prior to the fourth quarter, three of our subsidiaries were accounted for as ‘Investment/deficit in associates’. During the quarter, two of the subsidiaries were reclassified after the occurrence of certain events, with all revenue received following the reclassification being accounted as operating revenue. In addition, at the end of the fourth quarter, an entity owning four 19,000 TEU container vessels and its subsidiaries, which were previously consolidated, were accounted for as Investment in Associates following the sale of 50.1%. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these entities. The net cash balance is recorded under ‘Investment/deficit in associates’ and results are reflected in “Results from Associates” in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2020 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (four x 19,000 TEU vessels), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended December 31, 2020

	River Box Holding	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Inc	Ltd(4)	Ltd	Ltd(4)
Share presented	49.9%	100%	100%	100%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	—	—	3,421	1,589	5,010
Interest expense, related party(2)	—	—	(900)	(429)	(1,329)
Interest expense, other	—	(17)	(1,402)	(512)	(1,931)
Other items	—	(10)	(289)	(293)	(592)
Net (loss)/income(3)	—	(27)	830	355	1,158
(1) ‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended December 31, 2020 was $5.0 million (SFL Deepwater Ltd, $nil; SFL Hercules Ltd, $4.2m; SFL Linus Ltd, $0.9m).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net (loss)/ income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.
(4) SFL Deepwater and SFL Linus were consolidated from October 29, 2020. Therefore, the income statement data relates to the period until this date.

Condensed balance sheet data as of December 31, 2020

	River Box Holding	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Inc (3)	Ltd(2)	Ltd	Ltd(2)
Share presented	49.9%	100%	100%	100%
Cash and cash equivalents	1,427	—	4,343	—	5,770
Investment in direct financing leases	269,913	—	271,569	—	541,482
Other assets	—	—	1,429	—	1,429
Total assets	271,340	—	277,341	—	548,681

Short term and long term portions of interest bearing debt	—	—	185,769	—	185,769
Short term and long term portions of lease liability	231,906	—	—	—	231,906
Other current liabilities	1,427	—	917	—	2,344

Long term loans from shareholders, net	22,455	—	78,910	—	101,365

Stockholder's equity(1)	15,552	—	11,745	—	27,297

Total liabilities and stockholder's equity	271,340	—	277,341	—	548,681
(1) ‘Stockholder’s (deficit)/equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment/deficit in associates’.
(2) ‘SFL Deepwater and SFL Linus were consolidated from October 29, 2020
(3) ‘The balance sheet of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2020 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Dec 31, 2020
(in thousands of $)	Company (excluding 100% owned associates)	100% owned associates

Net cash provided by operating activities	82,073	(13,983)
Non cash movements in other assets and liabilities	(18,109)	20,781
Interest related to Non- Designated Derivatives	1,802	—
Interest expense	31,706	1,931
Interest income, other	(26)	—
Interest (income) expense from associates	(1,329)	1,329

Adjusted EBITDA (1)	96,117	10,058

(1)‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.